82-34

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Direct Telephone: 08 8218 5921
International: 61 8 8218 5921

RECEIVED
2004 OCT -1 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

SUPPL

Facsimile

To:	Securities Exchange Commission	**Fax:**	0011 1 202 942 9624
From:	Administration Assistant	**Return Fax:**	61 8 8218 5287
Date:	28 September 2004	**Ref No:**	SC/377/2004
Subject:	Santos Ltd Appendix 3F – Final share buy-back notice	**No. of Pages: 3** (including this one)	

(If incomplete transmission received please phone 61 8 8218 5497)

Attached is a copy of a document lodged with the Australian Stock Exchange today.

Regards,

04045219

Michelle Mitchell
Administration Assistant
Office of General Counsel – Group Secretariat

PROCESSED
OCT 01 2004
THOMSON
FINANCIAL

10/1

S:\Lglmxg\LETTERS\FAX\2004-09\1-fax 09-04.doc/3

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Santos Limited	**80 007 550 923**

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	**On market buy-back of Reset Convertible Preference Shares (Resets)**

Details of all shares bought back

2	Number of shares bought back	**490,024**
3	Total consideration paid or payable for the shares	**$51,452,520**
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: **$105** date: **8/9/04 to 24/9/04** lowest price: **$105** date: **8/9/04 to 24/9/04**

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **28 September 2004**
Company Secretary

Print name: **Wesley Jon Glanville**

== == == == ==

+ See chapter 19 for defined terms.

Santos

www.santos.com

1 October 2004

Initial FUELS Dividend Rate Announced

Santos Limited today announced that the Dividend Rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 4.9128% per annum, for the Dividend Period from 1 October 2004 until 31 March 2005.

After incorporating the value of expected franking credits, the grossed-up Dividend Rate equates to 7.0183%% per annum for the Dividend Period.

According to the FUELS terms of issue, the non-cumulative floating rate dividend on the FUELS, incorporating, on a grossed-up basis, the value of franking credits, would be set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable Dividend Period.

This bank bill swap rate on the first day of the Dividend Period today (1 October 2004) was 5.4683%.

FOR OTHER ENQUIRIES PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Dean Bowman
(08) 8218 5150/ 0409 696 829

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	100,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$6.20 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 100,000 options granted on 18 June 2002 pursuant to the Santos Executive Share Option Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

30 September 2004

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

585,036,683	Fully paid ordinary shares.
3,010,226	Reset convertible preference shares.

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
0	(i) held by eligible employees; and
194,578	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
103,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
77,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
5,613,462	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 30 September 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 30th September 2004

Wildcat Exploration Wells

Khefren 1/ST 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 29/09/04 (Cairo Time)	Drilling ahead. The current depth is 3209m with 278m progress for the week. The original well bore was plugged back to 3001m having been unable to free stuck drill string. The original well bore reached a total depth of 3588m.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

Week Ending 30th September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2ST

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0400hrs 30/09/04 (Jakarta Time)	Preparing hole for kick off from 4600m. No progress for the week. Jeruk 2 has been plugged back after the drill string became stuck. The total depth reached by Jeruk 2 was 5317m.	
Planned Total Depth	5500m (changed due to a revised well trajectory)	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Seliger Trust 1

Type	Gas Delineation	
Location	Texas, USA Northern offset to the Petru Field, Willacy County.	
Status at 0600hrs 29/09/04 (Houston Time)	Preparing to drill ahead after running wireline logs. The current depth is 4633m with 351m progress for the week. The well is being deepened by the operator. Santos is not participating in the deepening.	
Planned Total Depth	4572m	
Interest	Santos Group	25% WI
Operator	Suemar	

Melder GU 1

Type	Gas Delineation	
Location	Texas, USA Coquat Prospect, Live Oak County.	
Status at 0600hrs 29/09/04 (Houston Time)	Conducting a wiper trip. The current depth is 2284m with 1821m progress for the week.	
Planned Total Depth	3414m	
Interest	Santos Group	25% WI
Operator	Suemar	

Sutherland GU 1

Type	Gas Delineation	
Location	Texas, USA Sorrento Prospect, Matagorda County.	
Status at 0600hrs 29/09/04 (Houston Time)	Drilling ahead. The current depth is 1911m with 1728m progress for the week.	
Planned Total Depth	4542m	
Interest	Santos Group	100% WI
Operator	Santos	

Week Ending 30th September 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Churchie 5

Type	Gas Appraisal	
Location	Queensland, Surat Basin ATP 471P, 2.3km ESE of Churchie 1 and some 65km SE of the township of Roma.	
Status at 0600hrs 30/09/04	Drilling ahead. Current depth and progress for the week is 120m. Churchie 5 spudded on 29/9/04.	
Planned Total Depth	2211m	
Interest	Santos Group	51%
	Mosaic	49%
Operator	Mosaic	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 30th September, 2004 Santos Limited also participated in 5 delineation and 16 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos
www.santos.com

newsrelease

30 September 2004

Innovative Santos FUELS issue closes oversubscribed

Santos Limited (Santos) is pleased to advise that the FUELS capital management program announced last month by the Company has closed oversubscribed, raising $600 million.

Funds raised by the issue of the franked, unsecured, equity-listed securities (FUELS) will be used in the $350 million redemption and buyback of existing Reset Convertible Preference Shares (Resets) and for capital expenditure on the Company's expanding oil and gas interests.

Santos broke new ground on 24 August 2004 when the FUELS capital management initiative became the first step-up security issued by an Australian corporate to be combined with a redemption and buyback rollover option.

"The buyback and redemption of the Resets has been completed and Santos has accepted a further $100 million worth of subscriptions for FUELS," the Company's Chief Financial Officer, Mr Peter Wasow, said today.

"We have therefore allotted a total of 6 million FUELS with a total value of $600 million compared with the indicative Prospectus offer to raise $500 million," he said.

"It is a most pleasing response to our offer, in particular the outstanding rollover of more than 85% of Resets into FUELS by Reset holders."

"We appear to have hit a 'sweet spot' in the market where high demand and a lull in new issuance is reflected in tight pricing," he said.

Allocation details for the issue of FUELS pursuant to the Prospectus dated 1 September 2004 are set out below.

Eligible Reset Holders
As outlined in the prospectus, Eligible Reset Holders validly choosing to either Redeem and Reinvest in FUELS (Option 1) or Sell Resets on-market and Reinvest in FUELS (Option 2) have had their Resets proceeds reinvested into FUELS. Any Resets funds not reinvested in FUELS (including remainder monies due to reinvestment elections not necessarily resulting in multiples of $100) will be refunded.

Priority Applicants
Applicants applying for FUELS under the priority offer will receive the full amount of their valid applications.

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

General Public Applicants
As a result of the oversubscription, valid applications received by the close of the offer were scaled back in accordance with the allocation policy set out below. Those applicants who have been scaled back will receive refunds to reflect the scale back.

If you applied for:	You will be allocated:
Up to 250 FUELS	100% of the number of FUELS applied for
251 to 500 FUELS	250 FUELS ($25,000) plus 50% of the number of FUELS applied for over 250 FUELS
501 to 1,000 FUELS	375 FUELS ($37,500) plus 25% of the number of FUELS applied for over 500 FUELS
More than 1,000 FUELS	500 FUELS ($50,000)

Dividend Rate
The non-cumulative dividend rate on FUELS for the initial dividend period will be set, on a grossed-up basis incorporating the value of franking credits, tomorrow, 1 October 2004. Santos will also make an announcement as to the dividend rate tomorrow.

Holding Statements, Special Dividend and Refund Cheques
Holding Statements, Special Dividend and Refund Cheques are expected to be dispatched on 8 October 2004.

Trading of FUELS on the ASX
Santos FUELS are expected to commence trading on Tuesday 5 October 2004 on a deferred settlement basis under the code STOPB. Trading is expected to commence on a normal settlement basis on 11 October 2004.

It is the responsibility of all holders of FUELS to determine and confirm their allocation prior to selling any shares.

ATO Class Ruling
The Australian Taxation Office class ruling, foreshadowed in the FUELS Prospectus, was issued on 29 September 2004 and confirms the tax treatment of dividends on FUELS and the disposal of Resets as set out in the Prospectus. A copy of the class ruling is available on the ATO website at www.ato.gov.au.

All enquiries regarding allocations should be directed to the Santos Information Line on 1300 733 636.

FOR OTHER ENQUIRIES PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Dean Bowman
(08) 8218 5150/ 0409 696 829

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Santos Limited

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Non-cumulative, convertible preference shares, called FUELS (Franked Unsecured Equity Listed Securities).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,000,000 FUELS have been issued

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FUELS are non-cumulative convertible preference shares. The face value is $100 per FUELS and will be fully paid. A preferred non-cumulative floating rate Dividend will be payable at the Director's discretion and is subject to a number of conditions. Dividends will be payable on each FUELS in arrears on 31 March 2005 and thereafter on each 30 September and 31 March until the FUELS is converted or exchanged. FUELS are perpetual securities and have no maturity. Santos may convert or exchange some or all of the FUELS at its election for ordinary shares or $100 in cash for each FUELS on 30 September 2009, or any subsequent dividend payment date, or on the occurrence of certain tax or regulatory events. The ratio at which FUELS will convert into ordinary shares will be calculated by reference to the volume weighted average price of ordinary shares during the 20 business days immediately preceding, but not including, the conversion date, less a discount of 2.5%, subject to a maximum conversion number which cannot exceed 400 ordinary shares. FUELS do not carry a right to participate in issues of securities in Santos or to participate in any bonus issues.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. FUELS rank equally amongst themselves and are subordinated to all creditors but rank in priority to ordinary shares. FUELS rank in priority to ordinary shares for the payment of dividends.
5	Issue price or consideration	$100.00 per FUELS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The issue of FUELS forms part of Santos' ongoing capital management program. Part of the proceeds has been used to fund a buy-back and redemption of 3,500,000 existing reset convertible preference shares. The balance will be used to partially fund Santos' growth development program which is expected to deliver increased production in the future.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	It is expected that holding statements will be dispatched on 8 October 2004.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
585,036,683	Fully paid ordinary shares.
0	Reset convertible preference shares
6,000,000	FUELS

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
194,578	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
103,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
77,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
5,613,462	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Each FUELS entitles its holder to receive a preferred, non-cumulative floating rate dividend. The payment of Dividends is at the Director's discretion.

The Dividends will be payable on each FUELS in arrears on 31 March 2005 and thereafter on each 30 September and 31 March until the FUELS is converted or exchanged. If Santos does not convert or exchange on or before 30 September 2009, the Margin will be increased by a one-time Step-Up of 2.25% (on a gross-up basis incorporating the value of franking credits) per annum.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☑ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☑ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 September 2004.
Company secretary

Print name: Wesley Jon Glanville

== == == == ==

+ See chapter 19 for defined terms.

20 Largest holders of FUELS as per item 35 of Appendix 3B

	Registered Holder of FUELS	Number of FUELS held	Percentage of FUELS on issue
1	Westpac Custodian Nominees Limited	644,383	10.74%
2	Cogent Nominees Pty Limited	360,968	6.02%
3	AMP Life Limited	326,071	5.43%
4	National Nominees Limited	240,215	4.00%
5	J P Morgan Nominees Australia Limited	198,515	3.31%
6	Australian Foundation Investment Company Limited	175,000	2.92%
7	ANZ Securities Limited	135,000	2.25%
8	Citicorp Nominees Pty Limited	109,180	1.82%
9	RBC Global Services Australia Nominees Pty Limited	88,461	1.47%
10	Hastings Funds Management Limited	70,000	1.17%
11	Merrill Lynch (Australia) Nominees Pty Limited	59,770	1.00%
12	Permanent Trustee Australia Limited	51,000	0.85%
13	Questor Financial Services Limited	43,193	0.72%
14	ANZ Nominees Limited	29,990	0.50%
15	JB Were Capital Markets Limited	27,249	0.45%
16	Citicorp Nominees Pty Limited	27,000	0.45%
17	Net Nominees Limited	26,539	0.44%
18	ANZ Executors and Trustee Company Limited	23,657	0.39%
19	Equipart Nominees Pty Ltd	22,517	0.38%
20	UBS Nominees Pty Ltd	22,500	0.38%

Distribution schedule of FUELS as per item 36 of Appendix 3B

Number of FUELS held	Number of registered FUELS holders in the categories
1-1,000	15,284
1,001 – 5,000	218
5,001 – 10,000	22
10,001 – 100,000	31
100,001 and over	8

+ See chapter 19 for defined terms.